November 9, 2007

VIA FEDERAL EXPRESS AND EDGAR

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	United Refining Energy Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 12, 2007
File No. 333-144704

Dear Mr. Reynolds:

Pursuant to our telephone conference with the SEC Staff on November 6, 2007, this letter supplements the responses of United Refining Energy Corp. (the “Company”), set forth in a letter dated November 6, 2007, to comments in the Staff’s letter to the Company dated November 2, 2007 (the Staff’s 11/02/07 Letter”).

With respect to paragraph 2 of the Company’s response to comment 5 in the Staff’s 11/02/07 Letter, the Company would like to clarify that no “modest discount” was applied in the fair value analysis of the private placement warrants. In response to comment 12 contained in the Staff’s letter to the Company, dated October 10, 2007 (the “Staff’s 10/10/07 Letter”), the Company analyzed the closing prices of the warrants of 34 companies currently seeking an acquisition. Based on such analysis, the Company determined that the average daily closing price of all $8.00 and $10.00 units was $1.00. As currently there are no $20.00 unit blank check company offerings on which to base such analysis, the Company concluded that doubling the fair market value of $1.00 to $2.00 would be proportionately similar. The Company expanded the analysis test group in response to comment 5 of the Staff’s 11/02/07 Letter to 45 companies. The Company determined that, of such 45 companies, 44 used a warrant purchase price of $1.00, which further supports a fair market value of $1.00.

With respect to paragraph 3 of the Company’s response to comment 5 in the Staff’s 11/02/07 Letter, the Company determined that, of the companies sampled, the average number of days since separation of the units of sample companies was 80 days and the median was 90 days. For example, one company had 40 trading days from unit separation and another company had 200 trading days from unit separation. However, the separate trading price for each sample company was analyzed for a constant period of up to 90 days only. The Company chose this length of time because the Company’s analysis of the trading history of units after separation suggests that the first 90 days from separation is the least volatile and therefore the best indicator of fair value. The Company provided calculations of the mean and median number of days of separate trading only as further information for the Staff’s review of the sample group.

Should you have any questions concerning the foregoing responses, please contact me by telephone at (212) 956-5803 or Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

UNITED REFINING ENERGY CORP.

By:	/s/ James E. Murphy
Name:	James E. Murphy
Title:	Chief Financial Officer

cc:	John A. Catsimatidis
Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Martin R. Bring, Esq.
Steven M. Skolnick, Esq.
John Kyrakides, CPA
Deutsche Bank Securities Inc.
Maxim Group LLC

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